Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 17, 2014

6/17/2014 Fantex 1/3 If you are still having problems viewing this message, please click here for additional help. WHAT IS FANTEX, INC.? Fantex, Inc. is a brand acquisition, marketing and brand development company. Our current focus is on acquiring minority interests in the brands of professional athletes and then assisting these individuals in enhancing the reach and value of their respective brands. The company was founded in 2012 and is headquartered in San Francisco, California. WHAT TYPES OF BRANDS ARE WE LOOKING FOR? Prior to entering into a brand contract, we conduct a detailed evaluation of the brand and the individual athlete to determine whether, in our opinion, the brand has potential to generate significant brand income. We consider a brand to be a distillation of a complex set of associations people make with respect to an individual – including performance, appearance, history and personal story, products or services such individual is associated with, public statements or positions on matters of public concern, how an individual acts or the image such individual projects to the world. In short, we seek brands that convey images and associations that we believe will be recognized and valued in the market place. HOW DO WE EVALUATE A BRAND? As part of our brand evaluation, we review the brand's reputation and relative standing in their field, collect and analyze widely followed statistics, review existing contracts and potential for future contracts, assess the character and reputation of the athlete, assess potential future cash flow expected to be generated by the athlete, as well as examine the brand's current positioning and marketing footprint such as, if they are on Twitter, the reach (how many followers), engagement level (how engaged are the followers), and potential for growth.

6/17/2014 Fantex 2/3 This evaluation provides a framework to develop further marketing strategies to aid us in our efforts to enhance the value of the brand. WHAT DO WE DO TO HELP GROW FANTEX, INC. BRANDS? We seek to aid our brands in fostering positive brand associations to create a unique position in the market place that is independent of their primary occupation, such as an "athlete" who "plays in the NFL." We believe this will drive greater engagement with a connected audience and lead to greater longevity of the brands. In addition to our services intended to help optimize the reach of the brand, we provide advice to the athletes based on our experience that would aid them in obtaining more attractive terms in their negotiations with future sponsors. We believe that our proprietary internal data and our marketing insights will assist the athletes to more accurately evaluate their brand value in the market place and potentially increase future endorsement amounts and brand longevity post career. Fantex Pro Athlete Brand Spotlights: Fantex Vernon Davis Fantex EJ Manuel

6/17/2014 Fantex 3/3 Fantex, Inc. has filed registration statements (including prospectuses) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling tollfree 8663153482. View the EJ Manuel prospectus. View the Mohamed Sanu prospectus. This message is not an offer to sell or a solicitation of any investment products or other financial product or service, an official confirmation of any transaction, or an official statement of Fantex Brokerage Services, LLC Fantex, Inc., 330 Townsend St., Suite 234, San Francisco, CA 94107 ©2014 Fantex, Inc. Privacy Statement | Unsubscribe | Contact Us